UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

IRONWOOD INSTITUTIONAL MULTI-STRATEGY FUND LLC
(Name of Subject Company (Issuer))

IRONWOOD INSTITUTIONAL MULTI-STRATEGY FUND LLC
(Name of Filing Person(s) (Issuer))

Units of Limited Liability Company Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Jonathan Gans
Chief Executive Officer and President
c/o Ironwood Capital Management Corporation
One Market Plaza, Steuart Tower, Suite 2500
San Francisco, California 94105
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

Copy to:

Nathan J. Greene Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022	Alison J. Sanger Chief Operating Officer, Chief Compliance Officer Ironwood Capital Management Corporation One Market Plaza, Steuart Tower, Suite 2500 San Francisco, California 94105

August 28, 2013
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$49,227,825 (approximately 10% of 7/31/13 estimated NAV) (a)	Amount of Filing Fee:	$6,714.68 (b)

(a)           Calculated as the aggregate maximum value of Units being purchased.

(b)           Calculated at $136.40 per 1,000,000 of the Transaction Valuation.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ___________________________________________________
Form or Registration No.: ___________________________________________________
Filing Party: ______________________________________________________________
Date Filed: _______________________________________________________________

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:                         ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ITEM 1.	SUMMARY TERM SHEET.

•
Ironwood Institutional Multi-Strategy Fund LLC (the “Fund”) is offering to purchase Units (as defined below) of the Fund (the “Offer”) in an amount up to approximately 10% of the Units of the Fund outstanding as of December 31, 2013 (the “Repurchase Date”) from the members of the Fund (the “Members”).  The price to be paid for Units repurchased will be the net asset value per Unit calculated as of the Repurchase Date, less any Early Repurchase Fee (as defined below) due to the Fund in connection with the repurchase.  As used in this Schedule TO, the term “Units” refers to units of limited liability company interest of the Fund.  Members that desire to tender Units for purchase must do so by 11:59 p.m., Eastern Daylight Time, on September 27, 2013 (the “Offer Acceptance Deadline”).  Responses to the repurchase notice (each, an “Offer Acceptance”) received by the Fund or its designated agent after the Offer Acceptance Deadline will be void.

•
A Member may tender all its Units or a portion of its Units; however, a Member who tenders some, but not all, of such Member’s Units for repurchase as of the Repurchase Date will be required to maintain a minimum aggregate net asset value of Units equal to $25,000. The Fund reserves the right to reduce the amount to be repurchased from a Member as of the Repurchase Date so that the required minimum aggregate net asset value of Units is maintained.

•
The Fund may suspend or postpone this Offer in limited circumstances and only by a vote of a majority of the Board of Directors of the Fund (the “Board”), including a majority of the independent directors of the Board (each, an “Independent Director”).  These circumstances may include the following: (i) a period during which an emergency exists as a result of which it is not reasonably practicable for the Fund to dispose of securities it owns or to determine the value of the Fund’s net assets; (ii) for any other periods that the SEC permits by order; or (iii) other unusual circumstances as the Board determines, in compliance with applicable laws, it is in the best interest of the Fund or the Members (including, without limitation, any “feeder fund” that is a Member) to suspend or postpone the Offer.

•
A Member who tenders for repurchase such Member’s Units as of the Repurchase Date will be subject to a fee of 5.00% of the value of the Units repurchased by the Fund, payable to the Fund (an “Early Repurchase Fee”) if the Units have been held by such Member for less than one year as of the Repurchase Date.

•
Members who tender for repurchase less than 95% of their Units and which Units are repurchased by the Fund will receive the specified dollar amount equal to the net asset value of such Units repurchased by the Fund, less the applicable Early Repurchase Fee.  Promptly after the Repurchase Date, each such Member will be given a non-interest bearing, non-transferrable promissory note issued by the Fund entitling such Member to be paid an amount equal to 100% of the unaudited net asset value of such Member’s repurchased Units, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to such Member’s Units), less the applicable Early Repurchase Fee.  The note will entitle such Member to be paid within 90 calendar days after the Repurchase Date (the “Payment Date”).

•
Members who tender for repurchase 95% or more of their Units and which Units are repurchased by the Fund will receive the specified dollar amount equal to the net asset value of such Units repurchased by the Fund, less the applicable Early Repurchase Fee.  Such payment will be in the form of: (i) cash or a non-interest bearing, non-transferrable promissory note issued by the Fund in an amount equal to 95% of the estimated unaudited net asset value of such Member’s Units being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to such Member’s Units), less the portion of the Early Repurchase Fee allocable to such amount (the “Initial Payment”), which will be paid on or prior to the Payment Date (please note the Payment Date for the Initial Payment may be up to 90 calendar days after the Repurchase Date and will occur after the Fund has completed its internal accounting for the period ending on the Repurchase Date); and (ii) a non-interest bearing, non-transferable promissory note issued by the Fund entitling such Member to up to the remaining 5% of the estimated unaudited net asset value of such Member’s Units being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of the date to such Member’s Units), less the portion of the Early Repurchase Fee allocable to such amount (as adjusted (if at all) in accordance with the next paragraph, the “Subsequent Payment”).

•
Following the later of: (i) the completion of the Fund’s annual audit; or (ii) such longer period as the Board in its discretion deems necessary to protect the interests of the remaining Members, the amount of the Subsequent Payment will be adjusted so that the sum of the Initial Payment and the Subsequent Payment is equal to 100% of the final audited net asset value of such Member’s Units being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to such Member’s Units), less the applicable Early Repurchase Fee, and the as-adjusted Subsequent Payment will be paid to such Member.

•
Payments for repurchased Units may be further delayed under circumstances where the Fund has determined to redeem its interests in Underlying Funds (as defined below in Item 3) to make such payments, but has experienced unusual delays in receiving payments from the Underlying Funds.

•
The Board in its discretion may pay repurchase proceeds, in whole or in part, in securities of equivalent value.  The Fund does not expect that it will distribute securities as payment for repurchased Units except in unusual circumstances, such as in the unlikely event that: (i) making a cash payment would result in a material adverse effect on the Fund or on Members not requesting that their Units be repurchased; or (ii) the Fund has received distributions from Underlying Funds in the form of securities that are able to be transferred to the Members.  In the event that the Fund makes such a distribution of securities as payment for Units, Members will bear any risks of the distributed securities and may be required to pay a brokerage commission or other costs in order to dispose of such securities.

•
The amount that a tendering Member may expect to receive in repurchase proceeds will be the net asset value of the Member’s Units determined on the Repurchase Date, less the applicable Early Repurchase Fee.  Such amount is calculated by reference to the net asset value of the Fund’s assets (based in part on oral or written estimates of the value of the Fund’s investments received from Underlying Funds) as of the Repurchase Date, after giving effect to all allocations to be made as of that date to such Member’s Units.  Such estimated net asset value may not reflect final net asset values as of the Repurchase Date calculated by the Underlying Funds.

•
Members tendering all of their Units for repurchase will have to decide whether to tender Units without the benefit of having current information regarding the value of such Units.  In addition, there may be a substantial period of time between the Repurchase Date and the date they can expect to receive payment of repurchase proceeds for such Units from the Fund.   Members whose Units are repurchased will bear the risk that the Fund’s net asset value may fluctuate significantly between the date of the Offer Acceptance Deadline and the Repurchase Date.  This period of time is intended, in part, to assist the Fund in paying the amount due to Members on the Payment Date.

•
The Offer is being made to all Members of the Fund and is not conditioned on any minimum number of Units being tendered.  Payment for repurchased Units may require the Fund to liquidate portfolio holdings in Underlying Funds earlier than Ironwood Capital Management Corporation (“Ironwood”), otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover.  Ironwood intends to take measures to attempt to avoid or minimize such potential losses and turnover.  The Fund may maintain cash or borrow money to pay repurchase proceeds, which would increase the Fund’s operating expenses and could adversely impact the ability of the Fund to achieve its investment objective.

•
If in this Offer, Members tender for repurchase more than 10% of Units outstanding on the Repurchase Date, the Fund may, in the Board’s sole and absolute discretion, either (i) accept the additional Units permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (ii) increase the outstanding Units that the Fund is offering to purchase by up to two percent (2%) on the Repurchase Date; (iii) extend the Offer, if necessary, and increase the amount of Units that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Offer; or (iv) accept a portion of the Units tendered prior to or on the Repurchase Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units.

•
If a Member would like the Fund to purchase all of its Units or any portion of its Units, it should complete, sign and either (i) deliver a Letter of Transmittal to Ironwood Institutional Multi-Strategy Fund LLC, c/o State Street Bank and Trust Company, 200 Clarendon Street, JHT1651, Boston, MA, 02116; (ii) email a scanned and signed copy to ir@ironwoodpartners.com (please include the words “IIMS Tender Documents” in the subject line) - A LETTER OF TRANSMITTAL SENT VIA EMAIL WILL BE DEEMED EFFECTIVE ONLY UPON CONFIRMATION OF RECEIPT; or (iii) fax it to State Street Bank and Trust Company at (617) 937-3051, so that it is received before 11:59 p.m., Eastern Daylight Time, on September 27, 2013.  IF THE MEMBER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT MUST MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO STATE STREET BANK AND TRUST COMPANY PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL, IF FAXED, DOES NOT HAVE TO BE RECEIVED BY MAIL BEFORE 11:59 p.m., EASTERN DAYLIGHT TIME, ON SEPTEMBER 27, 2013).  See Item 4(a)(1)(vii).  The value of the Units is expected to change between July 31, 2013 (the last time prior to the date of this filing as of which net asset value was calculated) and the Repurchase Date, the date as of which the value of the Units being purchased will be determined.  Members desiring to obtain the estimated net asset value of their Units may contact Ironwood at (415) 777-2400 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 8:00 p.m. (Eastern Daylight Time).

Please note that the Fund may suspend or postpone the Offer in limited circumstances by a vote of a majority of the Board, including a majority of the Independent Directors.  Although the Offer is scheduled to expire on September 27, 2013, a Member that tenders all of its Units will remain a Member of the Fund through the Repurchase Date, when the net asset value of the Member’s Units is calculated.

ITEM 2.	ISSUER INFORMATION.

(a)           The name of the issuer is “Ironwood Institutional Multi-Strategy Fund LLC”.  The Fund is a Delaware limited liability company that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company.  The principal executive office of the Fund is located at One Market Plaza, Steuart Tower, Suite 2500, San Francisco, California 94105 and its telephone number is (415) 777-2400.

(b)           The title of the securities that are the subject of the Offer is “Units” of the Fund.  As of the close of business on July 31, 2013, there are approximately 444,675.936 outstanding Units and the net asset value of the Fund was approximately $492,278,248.  Subject to the conditions set out in the Offer, the Fund will purchase Units in an amount up to approximately 10% of the Units outstanding as of the Repurchase Date that are tendered by Members for repurchase as described above in Item 1.

(c)           There is no established trading market for the Units, and any transfer of Units is strictly limited by the terms of Fund’s prospectus, dated February 28, 2013 (as it may be amended, modified or otherwise supplemented from time to time, the “Prospectus”) and the Fund’s Amended and Restated Limited Liability Company Agreement dated October 5, 2010 (the “LLC Agreement”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)           The name of the filing person (i.e., the “Fund” or the subject company) is “Ironwood Institutional Multi-Strategy Fund LLC”.  The Fund’s principal executive office is located at One Market Plaza, Steuart Tower, Suite 2500, San Francisco, California 94105 and its telephone number is (415) 777-2400.  The Fund’s investment objective is capital appreciation with limited variability of returns.  The Fund attempts to achieve this objective by allocating capital among a number of pooled entities that are organized in non-U.S. jurisdictions and classified as corporations for U.S. federal income tax purposes (each, an “Underlying Fund” and collectively, the “Underlying Funds”), each managed by an independent investment adviser pursuant to relative value investment strategies or other techniques and subject to various risks.

Ironwood Capital Management Corporation (“Ironwood”), an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended, serves as investment adviser to the Fund.  The principal executive office of Ironwood is located at One Market Plaza, Steuart Tower, Suite 2500, San Francisco, California 94105 and its telephone number is (415) 777-2400.

The directors on the Fund’s Board (each, a “Director”) are Richard Meadows, M. Kelley Price and Jonathan Gans.  The officers of the Fund (each, an “Officer”) are Jonathan Gans (Chief Executive Officer and President), Martha Boero (Treasurer), Alison Sanger (Chief Compliance Officer) and Laurie Chatoff (Secretary).  Their address is c/o Ironwood Institutional Multi-Strategy Fund LLC, One Market Plaza, Steuart Tower, Suite 2500, San Francisco, California 94105.

ITEM 4.	TERMS OF THE TENDER OFFER.

(a)           (1)(i) Subject to the conditions set out in the Offer, the Fund will purchase Units in an amount up to approximately 10% of the Units outstanding as of the Repurchase Date that are tendered by Members by 11:59 p.m., Eastern Daylight Time, on September 27, 2013.

(ii)           The value of the Units tendered to the Fund for purchase will be the net asset value as of the close of business on December 31, 2013, less any Early Repurchase Fee due to the Fund in connection with any repurchase.

Members who tender for repurchase less than 95% of their Units and which Units are repurchased by the Fund will receive the specified dollar amount equal to the net asset value of such Units repurchased by the Fund, less the applicable Early Repurchase Fee.  Promptly after the Repurchase Date, each such Member will be given a non-interest bearing, non-transferrable promissory note issued by the Fund entitling such Member to be paid an amount equal to 100% of the unaudited net asset value of such Member’s repurchased Units, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to such Member’s Units), less the applicable Early Repurchase Fee.  The note will entitle the Member to be paid on the Payment Date (a day within 90 calendar days after the Repurchase Date).

Members who tender for repurchase 95% or more of their Units and which Units are repurchased by the Fund will receive the specified dollar amount equal to the net asset value of such Units repurchased by the Fund, less the applicable Early Repurchase Fee.  Such payment will be in the form of: (i) cash or a non-interest bearing, non-transferrable promissory note issued by the Fund in an amount equal to the Initial Payment, which will be paid on or prior to the Payment Date (please note the Payment Date for the Initial Payment may be up to 90 calendar days after the Repurchase Date and will occur after the Fund has completed its internal accounting for the period ending on the Repurchase Date); and (ii) a non-interest bearing, non-transferable promissory note issued by the Fund entitling such Member to up to the Subsequent Payment (as adjusted (if at all) in accordance with the next paragraph).

Following the later of: (i) the completion of the Fund’s annual audit; or (ii) such longer period as the Board in its discretion deems necessary to protect the interests of the remaining Members, the amount of the Subsequent Payment will be adjusted so that the sum of the Initial Payment and the Subsequent Payment is equal to 100% of the final audited net asset value of such Member’s Units being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to such Member’s Units), less the applicable Early Repurchase Fee, and the as-adjusted Subsequent Payment will be paid to such Member.

The Board in its discretion may pay repurchase proceeds, in whole or in part, in securities of equivalent value.  The Fund does not expect that it will distribute securities as payment for repurchased Units except in unusual circumstances, such as in the unlikely event that: (i) making a cash payment would result in a material adverse effect on the Fund or on Members not requesting that their Units be repurchased; or (ii) the Fund has received distributions from Underlying Funds in the form of securities that are able to be transferred to the Members.  In the event that the Fund makes such a distribution of securities as payment for Units, Members will bear any risks of the distributed securities and may be required to pay a brokerage commission or other costs in order to dispose of such securities.

(iii)           The Offer is scheduled to expire at 11:59 p.m., Eastern Daylight Time, on September 27, 2013.

(iv)           Not applicable.

(v)           The Fund does not expect to extend the Offer.

(vi)           Not applicable.

(vii)           Members wishing to tender Units pursuant to the Offer should respond to the Fund with an Offer Acceptance by delivering a completed and executed Letter of Transmittal to State Street Bank and Trust Company, at the address set out on the first page of the Letter of Transmittal.  The completed and executed Letter of Transmittal must be received by State Street Bank and Trust Company no later than 11:59 p.m., Eastern Daylight Time, on September 27, 2013.  The Fund recommends that all documents be submitted by certified mail, return receipt requested, by email or by facsimile transmission.  A Letter of Transmittal sent via email will be deemed effective only upon confirmation of receipt.  A Member choosing to fax a Letter of Transmittal to State Street Bank and Trust Company must also send or deliver the original completed and executed Letter of Transmittal to State Street Bank and Trust Company promptly thereafter.

(viii)            For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Units that are tendered if and when it gives written notice to the tendering Members of its election to purchase such Units.

In addition, a Member may tender all its Units or a portion of its Units; however, a Member who tenders some, but not all, of such Member’s Units for repurchase as of the Repurchase Date will be required to maintain a minimum aggregate net asset value of Units equal to $25,000. The Fund reserves the right to reduce the amount to be repurchased from a Member as of the Repurchase Date so that the required minimum aggregate net asset value of Units is maintained.

(ix)           If, in this Offer, Members tender for repurchase a greater number of Units than 10% of the Units outstanding as of the Repurchase Date, the Fund may, in the Board’s sole and absolute discretion, either: (i) accept the additional Units permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Exchange Act; (ii) increase the outstanding Units that the Fund is offering to purchase by up to two percent (2%) on the Repurchase Date; (iii) extend the Offer, if necessary, and increase the amount of Units that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Offer; or (iv) accept a portion of the Units tendered prior to or on the Repurchase Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units.

(x)           The purchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Units.  Members that retain their Units may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate exposure to the Underlying Funds resulting from payment for the Units tendered.  These risks include the potential for greater volatility due to decreased diversification of the Fund’s investments in the Underlying Funds.  The Fund believes, however, that this result is unlikely given the nature of the Fund’s investment program.  Payment for Units purchased pursuant to the Offer could result in Ironwood being required to raise cash to accommodate the tender by liquidating the Fund’s portfolio holdings in the Underlying Funds earlier than Ironwood would otherwise have liquidated such holdings, potentially resulting in losses or increased investment related expenses for the Fund.

(xi)           Not applicable.

(xii)           The following discussion is a general summary of the material U.S. federal income tax considerations applicable to the purchase of Units by the Fund for cash pursuant to the Offer. This summary does not purport to be a complete description of the income tax considerations applicable to such purchase.  This summary assumes that Members hold Units as capital assets (generally, property held for investment). The discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations and administrative and judicial interpretations, each as of the date of this Offer and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. The Fund has neither sought nor will seek any ruling from the Internal Revenue Service, or “IRS,” regarding this Offer. This summary does not discuss any aspects of foreign, state or local tax.

The sale of Units pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange” or, under certain circumstances, as a “dividend.”  In general, under Section 302 of the Code, a redemption of Units pursuant to the Offer should be treated as a sale or exchange of Units by a Member if the redemption: (i) is “substantially disproportionate” with respect to the Member; (ii) results in a “complete redemption” of the Member’s interest; or (iii) is “not essentially equivalent to a dividend” with respect to the Member.  In determining whether any of these tests has been met, a Member’s Units are generally deemed to include Units considered to be owned by the Member by reason of certain constructive ownership rules set forth in Section 318 of the Code.  A “substantially disproportionate” redemption generally requires a reduction of at least 20% in the Member’s proportionate interest in the Fund after all repurchases of Units from all Members pursuant to the Offer are taken into account.  A “complete redemption” of a Member’s interest generally requires that all Units of the Fund actually and constructively owned by the Member be disposed of.  A redemption “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the Member’s proportionate interest in the Fund, which should be the case if the Member has a minimal interest in the Fund, exercises no control over Fund affairs and suffers a reduction in its proportionate interest in the Fund.

If the sale of a Member’s Units meets any of the tests for “sale or exchange” treatment, such Member will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer and the tax basis of the Units sold.  Such gain or loss will be a capital gain or loss if the Units sold have been held by such Member as a capital asset.  In general, capital gain or loss with respect to Units sold will be long-term capital gain or loss if the holding period for Units is more than one year.  The maximum capital gains rate currently applicable to such a sale of Units by an individual in 2013 will be 20% plus a 3.8% Medicare contribution tax for individuals whose adjusted gross income exceeds certain thresholds.

Upon disposition of Units, the Fund will report the gross proceeds and, for Units acquired on or after January 1, 2012 and disposed of after that date, cost basis to the Member and the IRS.  For each disposition, the cost basis will be calculated using the Fund’s default method of first-in, first-out, unless the Member has instructed the Fund in writing to use a different calculation method permitted by the IRS, including average cost or specific Unit lot identification.  The cost basis method elected by the Member (or the cost basis method applied by default) for each disposition of Units may not be changed after the settlement date of each such disposition of Units.  If the Member holds the Units through a broker (or other nominee), the Member should contact that broker (nominee) with respect to reporting of cost basis and available elections for the Member’s account. The Member should consult with its tax advisor to determine the best IRS-accepted cost basis method for their tax situation and to obtain more information about how the new cost basis reporting law applies to the Member.

If none of the Section 302 tests described above is met, a Member may be treated as having received, in whole or in part, a dividend, return of capital or capital gain, depending on (i) whether there are sufficient otherwise undistributed earnings and profits to support a dividend and (ii) such Member’s tax basis in the Units.  In that case, the tax basis in the Units tendered to the Fund remaining after any return of capital will be transferred to any remaining Units held by such Member in the Fund.

The gross proceeds paid to a Member or other payee pursuant to the Offer will be subject to a withholding tax unless either:

1.
the Member has provided the Member’s taxpayer identification number or social security number on IRS Form W-9, and certifies under penalty of perjury: (i) that the number is correct, and (ii) either that (A) the Member is exempt from backup withholding, (B) the Member is not otherwise subject to backup withholding as a result of a failure to report all interest or dividends or (C) the IRS has notified the Member that the Member is no longer subject to backup withholding; or

2.	an exception applies under applicable law and Treasury regulations.

(a)(2)	Not applicable.

(b)           Any Units to be purchased from any Officer, Director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Units.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s Prospectus and LLC Agreement, each of which were provided to each Member in advance of subscribing for Units, provide that the Board has the sole and absolute discretion to determine whether it will cause the Fund to offer to repurchase Member’s Units pursuant to a tender offer to repurchase.  In any tender offer, the Board may determine to cause the Fund to repurchase less than the full amount of the Units that Members requested to be repurchased.  In determining whether the Fund should make an Offer to repurchase Units from Members in response to repurchase requests, and the number of Units that will be the subject of such Offer, the Board will consider, among other things, the recommendation of Ironwood.  The Prospectus also states that Ironwood expects that it will recommend to the Board that the Fund makes an Offer to repurchase Units from Members as of June 30 and December 31 of each year.  The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between:  (i) the Fund, Ironwood, the Directors or any person controlling the Fund or Ironwood; and (ii) any other person, with respect to the Units.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)           The purpose of the Offer is to provide liquidity to Members that hold Units, as contemplated by and in accordance with the procedures set out in the Prospectus and LLC Agreement.

(b)           Units that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Units from time to time in accordance with the Prospectus and LLC Agreement.

(c)           None of the Fund, Ironwood or the Board or any person controlling the Fund or Ironwood has any plans or proposals that relate to or would result in:

(1)           an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund;

(2)           any purchase, sale or transfer of a material amount of assets of the Fund;

(3)           any material change in the present distribution policy or indebtedness or capitalization of the Fund;

(4)           any change in the present Board or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board, or to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer;

(5)           any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act;

(6)           the acquisition by any person of additional Units (other than the Fund’s intention to accept subscriptions for Units from time to time in the discretion of the Board), or the disposition of Units (other than through periodic tender offer to repurchase as described in Item 5 above, including the Offer); or

(7)           any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund.

Because the Units are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)           The Fund expects that the amount offered for the purchase of Units pursuant to the Offer will not exceed the value of approximately 10% of the Units outstanding as of the Repurchase Date.  The Fund may maintain cash or borrow money (as described in paragraph (d) below) to pay repurchase proceeds, which would increase the Fund’s operating expenses and could adversely impact the ability of the Fund to achieve its investment objective.  Payment for repurchased Units may require the Fund to liquidate portfolio holdings in Underlying Funds earlier than Ironwood would otherwise have liquidated such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover.  Ironwood intends to take measures to attempt to avoid or minimize such potential losses and turnover.

(b)           There are no material conditions to the financing of the transaction.  There are currently no alternative financing plans or arrangements for the transaction.

(c)           The Fund expects to incur expenses of approximately $6,500 in connection with the Offer.  Such expenses include, without limitation, costs of printing, mailing out the Offer to Purchase to each Member, filing fees and legal costs.

(d)           None of the Fund, Ironwood or the Board or any person controlling the Fund or Ironwood has determined at this time to borrow funds to purchase Units tendered in connection with the Offer.  Depending on the dollar amount of Units tendered and prevailing general economic and market conditions; the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Units, subject to compliance with applicable law.  The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Members or from a liquidation of a portion of the Fund’s investment in one or more Underlying Funds.

ITEM 8.	INTERESTS IN SECURITIES OF THE ISSUER.

(a)           Based on the July 31, 2013 estimated net asset value of the Fund, the following aggregate Units and percentage interest such Units represent that are held by the Fund, the Adviser, any Director, any Officer or any person controlling the Fund or the Adviser are:

Name	Relationship to Fund	Units Held	% Interest of Fund
Jonathan Gans	Director, CEO and President	422.556	*
Richard Meadows	Director	160.144	*
M. Kelley Price	Director	160.144	*
Alison Sanger	CCO	92.187	*
Laurie Chatoff	Secretary	25.847	*
Ironwood Capital Management Corp.	Investment Adviser	308.776	*
Frederick Gans	Chairman of Investment Adviser	2,240.508	*
* Denotes less than 1%.

(b)           During the past 60 days no transactions by the Fund, the Adviser, any Director, any Officer or any person controlling the Fund or the Adviser have occurred.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a)           (1)           The Fund was organized on August 25, 2010 and began operations on January 1, 2011.  Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30e-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the fiscal year ended April 30, 2013 previously filed with the SEC on Form N-CSR on July 8, 2013;

(2)           The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934.

(3)           Not applicable.

(4)           Estimated net asset value per Unit $1,107.05 (July 31, 2013)

(b)           The Fund’s net asset value will be reduced by the amount of the tendered Units that are accepted for purchase by the Fund.

ITEM 11.	ADDITIONAL INFORMATION.

(a)           (1)           None.

(2)           None.

(3)           Not applicable.

(4)           Not applicable.

(5)           None.

(b)           None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Purchase Units and are incorporated herein by reference:

A.           Cover Letter to Offer to Purchase and Letter of Transmittal.

B.           Offer to Purchase.

C.           Form of Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

IRONWOOD INSTITUTIONAL MULTI-STRATEGY FUND LLC

By:	/s/ Jonathan Gans
	Name:	Jonathan Gans
	Title:	President, Chief Executive Officer

IRONWOOD CAPITAL MANAGEMENT CORPORATION
as investment adviser

By:	/s/ Jonathan Gans
	Name:	Jonathan Gans
	Title:	President, Chief Executive Officer

August 28, 2013

EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase.

C	Form of Letter of Transmittal.